Filed by Applied Digital Solutions, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933, as amended
Subject Company: Digital Angel Corporation
Commission File No: 333-145970
APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

APPLIED DIGITAL SOLUTIONS
DIGITAL ANGEL CORPORATION
Moderator: Michael Krawitz
November 19, 2007
8:00 am CT

Operator:	Good morning and welcome to the Digital Angel Virtual Road Show. All lines have been placed on mute to prevent any background noise.

There will be a question and answer session at the end of today’s presentation. To ask a question via the telephone press star 1. If you would like to withdraw your question press the pound key.

To initiate a chat message click the drop down arrow to select leaders and type your message in the box located on the lower right hand of your screen.

This show also features streaming audio, which allows you to listen to the show through your PC speakers. If you experience any issues during the show, please press star then zero on your touchtone phone.

At this time I would like to turn the show over to Allison Tomek, Vice President Investor Relations and Corporate Communications. Please go ahead.

Allison Tomek:	Thank you and welcome everyone. In order to access today’s virtual road show, which is being webcast on both Digital Angel’s Web site at www.digitalangelcorp.com and Applied Digital’s Web site at www.adsx.com. Click on the links available on the Web sites and enter show number 339218.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Before we begin the call I must remind you that some of the information we will discuss on this call is forward looking including but not limited to statements about the company’s future expectations including future revenues and earnings. These forward-looking statements may be affected by the risks and uncertainties in our businesses. Everything we say here today is qualified in its entirety by cautionary statements and risk factors set forth in our SEC filings, particularly those set forth in the Form S-4 filed with the SEC on October 4, 2007 and our Form 10K as amended for the fiscal year ended December 31, 2006 which documents are publicly available.

These factors and others have affected historical results, may affect future results and may cause future results to differ materially from those expressed in any forward looking statements we may make. Our statements are as of today November 19th and we have no obligation to update any forward-looking statement we may make. In connection with the merger Applied Digital has filed with the Securities and Exchange Commission a registration statement on Form S-4 as amended that contains a joint proxy statement prospectus of Applied Digital and Digital Angel. Investors and security holders are urged to read the registration statement and the joint proxy statement prospectus carefully when they become available because they will contain important information about Applied Digital, Digital Angel and the proposed transactions.

The joint proxy statement and other relevant materials and any other documents filed with the SEC may be obtained free of charge at the SEC’s Web site at www.sec.gov. In addition, investors and security holders may obtain a free copy of other documents filed by Applied Digital or Digital Angel by directing written requests as appropriate to Applied Digital at 1690 South Congress Avenue, Suite 200, Delray Beach, Florida 33445, Attention: Investor Relations or to Digital Angel at 490 Villaume Avenue, South St. Paul, Minnesota 55075 Attention: Investor Relations.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Investors and security holders are urged to read the joint proxy statement prospectus and the other relevant materials before making any voting or investment decision with respect to the proposed transactions. Applied Digital, Digital Angel and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transactions. Information regarding the interest of these directors and executive officers in the proposed transaction are included in the joint proxy statement prospectus referred to above.

Additional information regarding the directors and executive officers of Applied Digital is also included in Applied Digital’s proxy statement for the 2007 annual meeting of the company stockholders, which was filed with the SEC on May 4, 2007. Additional information regarding the directors and executive officers of Digital Angel is also included in Digital Angel’s Form 10KA which was filed with the SEC on April 30, 2007. These documents are available free of charge at the SEC’s Web site and by contacting Investor Relations at the addresses above.

Joining me on the call today is Michael Krawitz, Chief Executive Officer of Applied Digital, Barry Edelstein, Interim Chief Executive Officer and President of Digital Angel and Lorraine Breece, Chief Financial Officer of Applied Digital and Digital Angel.

I will now turn the call over to Barry.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Barry Edelstein:	Thank you Allison and thanks for everyone for joining us this morning as we discuss the growth drivers of the company, the company’s businesses and the immediate long term benefits with the merger with Applied Digital.

The first slide we show here shows the current organizational structure of Applied. As you can see Applied Digital is more of a holding company structure at this point in time. It has Digital Angel, there’s this company on the left which has, which it earns roughly 55.6% of, VeriChip Corporation which it owns 55% of approximately as well as (unintelligible) another public company as well as four subsidiaries that are privately owned companies that are, in our opinion, not strategic and not core to the future of the new organization as we bring the companies together.

One of our goals of this merger with Applied Digital is to create much cleaner structure from a corporate perspective and as you can tell by looking at this chart that we have in front of you it’s oftentimes even with a chart like this confusing to investors and to the public as they start looking and try to understand the businesses and what’s going on. It’s also complicated for us when we try to borrow funding or to attain funding from our lenders it creates a much more difficult process. So our objective was to create a much cleaner structure, one that is, that focuses on the core strategic businesses of the company, one that’s much easier to understand and one that allows for cost savings and avoids the duplicate expense of really the public cost, the cost of being public or both Applied Digital and Digital Angel.

So if we move to the next slide you’ll see what the organization or the new company is going to look like post merger. The company will be known as Digital Angel Company. It will trade on the NASDAQ as DIGA, we’re going to have the investment in VeriChip still the 55% of ownership in VeriChip and the all but the Pacific Decisions Corp at you know, within the very near future will be divested and we’ll focus purely on really the growth drivers that I’m going to talk to you about today which are those at Digital Angel Corporation.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

PDSC or Pacific Decisions Corp is a very profitable company; it’s not a distraction for us. It’s something that we’re not in a rush to go divest ourselves of but at the appropriate point in time in the future when we have an opportunity to, you know, receive value that we believe that we can get from this asset, it will be something that we will potentially also divest ourselves of.

Next you’ll see this is really the, as I said Digital Angel Corp is going to really be focused on two areas, the tracking identification for livestock, pets and fish and the tracking identification for the military, commercial and recreational maritime and aviation sectors. And we do this with two different technologies, that being RFID and visual technologies for the tracking identification of our livestock pets and fish and GPS and satellite communications for the tracking identification for the military, commercial, recreational maritime and aviation sectors.

But the true value here is that regardless of the technology we provide those tracking identification capabilities that many of our customers are looking for to enable people to be rescued and I’ll walk through all of this as we go forward, but whether it’s, you know, rescuing a downed fighter pilot, rescuing people that are lost at sea, identifying lost pets, providing for food safety trace ability at the livestock or our food chains, etc., it’s all through the use of our RFID and GPS technologies that enable us to do this.

So now I’m going to walk you through the different pieces of the business. With respect to livestock we track and identify livestock with visual and RFID based tags and they’re used for various different purposes. We lead with food safety because food safety is something that is critically important to the American as well as international public today and there’s more and more incidents on almost a daily basis of problems with food safety and by virtue of appropriate tagging and trace ability of cattle.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

We are through the USDA voluntary, currently voluntary identification requirements and posting and trace ability of the tags of all the cattle we can much more quickly enable ranchers, food, you know, auction houses and producers identify the source of diseased animals and allow for a much more rapid attack in identification as to what other food products were effected by that.

The RFID and visual tags are also very helpful from a herd management perspective, animal health perspective and source and age verification. All things that the livestock community are embracing more and more as technology advances as we go forward in time. In 2006 this segment of the business represented roughly $13.3 million. The global livestock tagging market is between $150 and $200 million a year. We expect that this is going to grow to roughly $500 million a year with the fold option that the national animal identification system for U.S. and Europe sometime in 2009 is what we expect.

Just to give you a feel the North American market has approximately 110 million cattle, Europe has approximately 90 million cattle and in Europe in 2005 we acquired a company by the name of Daploma which was one of the leading manufacturers and sales organizations in Europe for cattle tags and one of the main reasons that we acquired Daploma was for their low cost and high speed manufacturing capabilities and know how which they have over the past few years have really brought to the rest of our operations throughout the world to really help us become much more efficient at our other facilities.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

We’ve made a leap into South America in 2006 we launched Buenos Aries and since then we’re now in eight countries in South America. As you can imagine South America is a huge cattle market. There’s roughly 300 million cattle there. We’ve already taken some very good second leadership positions in those markets to the primary competitor down there which is Alflex, and we expect great things from the South American market.

You know getting back to the mandatory ID programs, I think it’s just important to note that while we do anticipate this happening in 2009 we do see what we’re very happy to see that the producers are increasingly using the RFID tags even absent the mandatory identification requirements being put into place primarily because of the value that it adds to their herd management programs and being able to provide the source and age verification and the trace ability which they can translate into a premium that they can get for their product when they sell in the market.

So we see, you know, great growth in this sector of our business and we’re very happy with how things are going. Our strategy is to continue to build on the industry need for food safety, herd management and the animal health and source and age verification to be the, I guess from a cost competitiveness perspective utilize the assets that we’ve put into place, the high speed automated molding and printing machines to enable us to win orders from customers that are looking for a very quick turn around oftentimes that’s what get you business is if you can supply faster than your competitors as well as to increase our gross profits there.

We’ve spent a lot of time in the past six months establishing Destron Fearing as a global brand. Destron Fearing is the initial company that we had acquired that was the U.S., one of the U.S. leaders in the business based out of St. Paul, Minnesota and their name has a tremendous amount of brand equity and we’re looking to leverage that, you know, in our global markets.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

And I’ve already hit on the national ID program, but we are very focused on continuing to work in Washington to ensure that that goes through in the future as well as to support the various efforts at the National Cattleman’s Beef Association, the pork producers and the big retailers out there at any point in time to start demanding trace ability of the meat that they’re bringing in and to the extent that they do that, that would accelerate the growth of the market even absent a mandatory identification program being in place.

Next I’m going to tell you a little bit about companion pets. We manufacture implantable RFID chips that enable lost pets to be reunited with their owners, so when a pet initially is taken into a veterinary clinic early on in their life as a puppy, or even at the breeders, the parents or the future owners of those pets or the owners of those pets would be asked if they want a microchip to be implanted in their puppy and the value there is very clear. It’s to enable that pet, in the event that it is lost and ends up in a shelter or pound or another vet, somewhere around the country around the world, to be scanned through one of our scanners or one of the many scanners that are out there on the marketplace and allow them to be identified and reunited with their loved ones.

There are approximately 60 million dogs and 70 million pet cats in the United States and to date there is roughly only three to five percent of them have been microchipped. So the opportunity for growth in this area of the market is very, very significant. This technology and our microchips have been endorsed by the USDA as in September they came out and publicly announced that this is something microchipping a pet is something that they endorse emphatically and that we’re going to be creating awareness campaigns and really start trying to drive the growth of this as well, because they saw first hand, or they first hand all the time but, I think Katrina really brought it to the forefront the number of pets that were lost and that needed to be euthanized because of the fact that they were unable to be identified.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

So, that’s very important and it’s also interesting to note that one out of three pets in the country will be lost at some point in time during their life and if they don’t have some way of being identified and clearly the number is roughly around 90%, they will be, they will never be reunited and oftentimes will be euthanized.

This side of the business is in contrast to the livestock side of the business, which we use as the direct sales force as well as distributors is purely based on our distribution partners. Our largest partner is Schering-Plough in the United States and they market our products under the Home Again brand that many of you may have seen on TV, they have had very aggressive marketing campaigns going on right now including various different spots that they’re showing on TV as well as print and other media.

We also use (Muriel Ad) in Europe and (Dynaton) out of Japan and there’s other countries as well that these products are being sold but, but by far Schering is the leader in the United States and one of our leader distributors and they’re a great partner for us and we are very excited about continuing to build and work with them as we continue to capture more of that market.

You can see that we have sold roughly 1.7 million chips in 2006 and we expect to sell more than 4 million chips this year and growing even further next year. So the growth in this area is very, very significant and just to give you a feel for how the wide breadth of this around the world, there’s 70,000 readers in the marketplace and there’s over 7,000 recoveries on a monthly basis as a result of microchip. So it’s something that, you may not really think about a whole lot but it’s something that’s actively being done and there’s a lot of value to it.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

And, you know, just getting back to sharing and earlier this year as well as in July they stepped up their commitments with us with some amendments to our agreements and that’s also part of some of the growth that you see here today. But it’s a sign of their value of the technology and they’re looking to really get out and grow this business.

Schering also has a lot of interest as well as some of our other partners around the world in what we call our BioThermo microchip, also known as our temperature sensing chip, and this enables either a pet owner or a vet to use one of our handheld scanners to measure the temperature readings of that pet through the scanner as opposed to having to do a rectal temperature check and this is especially valuable with cats because cats really do not like rectal thermometers and they have very sharp claws, so the vets and everyone else really appreciate being able to use a device like this.

So one of the great things about it that it helps, we have very good intellectual property protection on our BioThermo chip and this provides for an extension of the IT as well as a significant market differentiator. So we see this as an opportunity for additional growth and we also see it’s an opportunity to ultimately have a low cost BioThermo as well as identification type reader available to consumers that they would be able to purchase at a Petco or Petsmart, have it home and prior to jumping in the car and taking their dog or cat to the vet they can take the temperature of the pet to see whether they just seem lethargic for that reason or if they’re actually sick.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

So our strategy moving forward is to continue to establish a Digital Angel at the low cost and high quality industry leader to continue to create demand and ultimately, and drive the commercialization of our BioThermo chip to work with Schering to continue to support their marketing efforts and to continue to grow internationally through both our distribution partners, new relationships as well as large government tenders that are being made available. As well to the last is to drive down our costs as we grow our volumes.

This year something we’ve been working in test for for a long time, but this year we broke into equine market and with our LifeChip brand we are now microchipping horses. And this includes also not only just our identification microchip but the BioThermo microchip for the value that the horse breeders and owners see in the BioThermo capabilities that we already spoke about. We are the only implantable microchip approved by the FDA for equine so that is a great accomplishment.

The BioThermo value added feature will help keep the LifeChip above the commodity status versus the identification only product offered you know, by others and we see a lot of growth opportunities there. There’s roughly five to six million horses out there that are potential candidates for these microchips. The NAIS has approved the implantable microtransponder and as I said before we are the only ones that were approved by the USDA for the program. Breed registries use the microchip to identify the individual horses for registration purposes as well as when they’re bought and sold and they are transferred around the country and the USDA and state veterinarians will use the equine microchip to manage any outbreak of disease as well, which is also a growing concern.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

So we’re very excited about the microchipping of horses. It’s a market that we have been looking to get into and with good brand equity and product differentiation our team has done a great job of making that happen.

With respect to Fish and Wildlife this is a business that or a line of business that it’s not one that we ultimately anticipate is going to, you know, continue to grow and grow and grow, but it’s a nice business ‘06 revenues are roughly $6.5 million and the way this really came about is that there’s several dam systems out there than the environmentalists were pushing hard on the energy companies to control the dams to suggesting to them that the salmon, typically the salmon, were not able to migrate upstream because of the dams being in place.

So they came to us and said can we utilize your technology in a way that will help us get around this hurdle that we have here and our guys got together and they put together, you know, through a lot of R&D funding that was provided to us by these companies and by the government we were able to develop the utilization of our microchip technology and you see a picture there where the microchip is inserted into the gullet of the salmon when they’re babies and we have large antenna systems that are set up on the dam systems as well as up and down stream that allow us to track up to 600 salmon every two minutes and give them the information to be able to provide back to the environmentalists and prove out that they’re able to allow these, that the dams are not inhibiting the migratory habits of the fish.

And there’s a lot of other, from a research perspective as well, there’s a lot of other value that gets added but that’s, that was the primary initial motivation for making this happen. They’re nice, you know, multi-year contracts that bring in very, you know, high corp gross margin revenue streams for us and we’re happy with that business and to the extent that we can continue to grow it and build on it we will.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Next I’m going to talk a little bit about our search and rescue business. We are a world leader in search and rescue beacon equipment which we call the acronym SARBE which has been, the SARBE name has become very well recognized throughout the world. We actually deliver our SARBE radio and GPS products to over 40 different militaries around the world. So it is a product that stands up to the quality that we are out there driving and the value that it adds to the military is really proven by the virtue that we have 40 different militaries around the world utilizing our technology. This company had revenues in 2006 of $16.4 million and is continuing to grow nicely.

We also have some sideline businesses there that are smaller companies and involved with emergency sounders, solenoids and rental radios, we’re really not the core focus of that business. One of the important things to note about both the search and rescue beacon business on the military side as well as on the commercial recreational side that I’ll hit on in a few minutes is that historically everything worked off of an analog satellite system and several years ago understanding that that satellite system, that that analog system was going to ultimately need to be replaced, the digital system was put in place, the (4406) system and over time come I think it’s February 2009 that analog system is going to be shut down.

So anyone that has any type of search and rescue beacon or search and rescue radio throughout the world is going to need to upgrade that radio if it doesn’t already have digital capabilities over to the digital new network, and we estimate that that’s roughly 100,000 units are going to have to be replaced over the next few years. So that’s a very big area of growth, growth opportunity for us being one of the leaders in the business.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

One of the areas that we’ve been working very hard to penetrate is the U.S. Air Force or the U.S. Military actually, and we have recently entered into development agreement with the U.S. Air Force to develop a GPS device similar to other ones that we’ve had in the past but to meet the U.S. Air Force’s very stringent specifications. We call that radio the URC33, that’s a phenomenal product.

We have spent roughly $2.5 million in prototype development in development of that product to develop and ultimately hand off prototypes which we’re in the process of doing right now to the U.S. Air Force and we’re one of two companies, ourselves as well as (Tataran) out of Israel are vying for a, roughly a $30 million contract to replace all the radios that the U.S. Air Force is using currently with their fighter jet pilots. Everyone’s always asking me, how is that going? It’s going very, very well. We’re very pleased with how things are going.

With anything dealing with the government it doesn’t always happen as quickly as you would like it to but the good thing is, is that there is a artificial deadline of early 2009 when these radios need to be in place and operational in order to meet those, you know, the change out of the (unintelligible) satellite so we know that that’s something that’s going to drive them to move forward very quickly. There are development fees that we get reimbursed roughly 900,000, a majority of which or all of which we will receive before the end of this year and we’re anticipating an award for you know, a portion of that contract, a significant portion of that contract between now and sometime in the first quarter.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

So we’re very excited about that, that not only brings us very significant revenue with great profitability attached to it, but more importantly from a long term perspective brings us into the U.S. and a market the largest military market in the world, one that we’ve been looking to get into for a long time and actually start moving forward into that market with the U.S. Air Force, it’s only been a parlay into a lot of other areas of the military and we’re already getting phone calls as a result of this to start jumping on other projects and we’re very excited about it.

We’ve also nailed a lot of other contracts, you see here, the Swedish Air Force, the Royal Air Force of Imam, the British Ministry of Defense as well as many others and we continue to drive that business forward.

One of the challenges of that business has always been the up and down nature of I was trying to forecast the revenue stream and as a public company, as you know, forecasting is very important and when it’s challenged by virtue of the various different governments of the world active in the militaries of the world giving us, you know, these spiky revenue streams that make it hard to do.

So you know, about a year and a half ago we started an initiative to go out and find another company to compliment our existing infrastructure that we have over in the U.K. and we also were looking to grow the business so it made perfect sense to go out and do an acquisition. We identified a company by the name of McMurdo Marine Electronics which also does emergency locator beacons, but they really, they focus more on the commercial marine and government markets, the leisure marine markets, the general aviation markets and the land and recreational, the adventure enthusiast I call them, the guys that are in the back country or hiking, biking, etc., and that in the event that there was an emergency they would like to be able to set off the sound which would help rescue them.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

So in April 2007 we completed that acquisition. It was an amazing deal for the company, we paid somewhere around $5 million for the business, we expect it to generate revenues of roughly $12 million this year and throw off close, you know, in the 50% gross profit range, so it’s a buy like this since we have it fully integrated at this point in time with our European operations everything is going great with it and it really allows us to smooth out that revenue stream coming from the search and rescue beacon business to allow us to be much more predictable about our forecasting.

Both the signature name on the military side and the McMurdo name on the commercial marine and maritime and aviation markets are brand names that are recognized as world leaders and very, very well respected and we’re going to continue to build on the value that they offer us.

We’re looking to, as I said before, I’m just talking about the strategy here for a moment, to capture a major piece of the procurements that we anticipate as a result of the satellite system swap out by 2009 to enter the U.S. military market as I discussed to really grow the commercial and recreational market, McMurdo’s done a great job over the years but we believe that with the leadership of our team and over in the U.K. as well as our distribution partners around the world, we should be able to significantly grow that business and as you can see here, we expect the 2008 revenues for search and rescue beacon business are going to, you know, approach roughly $30 million. So all in all those businesses are doing very, very well and we see just great growth opportunities.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Talk a little bit about the financial results. Digital Angel has delivered solid results in the third quarter with revenues up 64% from the third quarter of last year. This is really a tremendous attribute to the team that we have in place, the folks that are helping drive the businesses and really grow both organically as well as through the acquisition of McMurdo to continue to build upon an infrastructure and good solid businesses that we have in place. So we’re very, very, we’re thrilled about that and we’re even more thrilled about how this is positioning us for the future and the growth capabilities that we have going forward.

To recap, as everyone knows, we did roughly $57 million in revenue in 2006 and we have given guidance of $76 to $80 million in 2007. We, you know, we’ve seen significant sales increases in our companion pet business and (unintelligible) growth in our livestock business as well as in the search and rescue business which I’ve already addressed. We’ve, let’s see here, so I think I already hit on McMurdo.

The other important note is that we will be operating income positive in the fourth quarter of this year, something that you know, was originally forecasted for the entire year but through some one-time events, legal fees resulted, you know, protecting our patents with our (Datamars) lawsuit, our merger related expenses, the dollars that we need to fund the U.S. Air Force as well as some severance for our former CEO, we haven’t been able to do to date, and you know, now that a lot of that clean up is behind us we’re really, really well positioned to start, you know, not only talking about revenue growth but talking about operating income growth and profitability.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

I’m going to talk a little bit about the merger with Applied. I think everyone’s pretty familiar with what’s going on with the deal. We see a lot of value in this. We see, you know, the obvious one is stripping away any unnecessary corporate overhead and holding company, you know, and stripping away that holding company structure and that holding company structure that has really weighed on us over the years, you know, there’s many times that we’ve, this has gone on for years and years, where we meet with investors and Kevin formally prior to myself has met with investors and, you know, there’s a lot of people that really love what Digital Angel is doing but just couldn’t get their arms around investing in Digital Angel because of this 55% ownership that Applied had, you know, but they never knew, you know, what’s Applied going to do with their shares, are they, you know, what control do they have over the business, you know.

And then there’s others that want to maybe go invest in (unintelligible) in Applied Digital but, you know, if you look at it right now it’s really, you know, more of a holding company and as a result, you know, someone would normally want to go invest in the primary growth drivers of those individual businesses that are really driving the business.

So we end up in this paradox where a lot of people, you know, people don’t invest in either and, you know, getting rid of the holding company structure is something that was very important to us and to our board and we felt that it was something that had to take place and this goes a long way in increasing the investment appeal of our business.

We also anticipate reducing corporate overhead expense by over $2 million, and that’s really the expense related to having two public companies versus one. You know there’s really no need for both of them right now so let’s trip out the expense and we’ve already identified a vast majority of those and we’re working on implementing and our plans to reduce that expense as quickly as possible once the merger takes place.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

By virtue of merging it’s going to enable us to sharpen our focus on our core businesses and you know, as we continue to divest some of our non-strategic assets we’re going to be really able to focus on the core of the RFID and the GPS and radio businesses and just drive those to continued growth in both revenues and net income and profitability. The merger gives Digital Angel stockholders a direct ownership position, or I’m sorry, it gives Applied Digital stockholders a direct ownership position in Digital Angel. It gives Digital Angel stockholders and ownership in VeriChip Corporation, which we from a Digital Angel perspective find very, very valuable. We think VeriChip has, you know, a tremendous business and tremendous growth capabilities and this will enable our shareholders to more fully participate in their success.

And as everyone knows, we are out looking for and recruiting a new CEO to lead the combined companies and that’s something that we’re hoping to be able to announce at the time of the merger.

From the mechanics of the transaction the Applied Digital will be acquiring the remaining 45% minority interest that it doesn’t currently own in Digital Angel. The Digital Angel stockholders other than Applied Digital are going to receive 1.4 shares of Applied Digital for every share of Digital Angel that they hold. This represents a premium of 21% over the average closing price of Digital Angel and Applied Digital shares for the 20 days prior to the signing of the deal and the combined entity, as I mentioned earlier, this would be known as Digital Angel Company and has been a trade on the NASDAQ under the new symbol DIGA. We expect to close the transaction by the end of the year.

Although the premium has decreased with a decline in both company stock prices, we firmly believe that the merger is still beneficial for both sets of stockholders for all the reasons that I’ve mentioned you know, prior here, and that the decline is temporary, it’s artificially amplified by the uncertainty regarding the completion of the merger and the deal is great for the business and looking forward to consummating it.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

From an investment consideration perspective we (unintelligible) to investors to consider the fact that, you know, this company, this new Digital Angel Company is going to have a much cleaner corporate structure and have a much more market friendly story, one that people can understand without diagrams and drawing things out and going into a hole litany of things that they really don’t want to hear about, they just want to hear about the core businesses and what you’re going to go through to grow the business. It’s going to create liquidity for those who want to take, you know, substantial, you know, positions in Digital Angel.

We’re poised for significant growth in our search and rescue business, as I said before with the swap out of the satellite system in ‘09 the U.S. Air Force contract which is going to be a very significant event for us as well as our new McMurdo businesses. Our livestock businesses continue to grow well and our companion pet businesses continue to grow well so we’re excited about that.

We have that patent for the first implantable glucose testing RFID microchip which is currently under development and we expect to have a prototype available in six months and as many of you already know we have a coming out type of meeting in New York December 4th or 5th where we’re going to, you know, let both the medical community and the investor community know a lot more about what our plans are and what we’re doing.

And also the, you know, the Schering-Plough growth drivers that they’re offering in companion pet business and as also I mentioned the electronic tagging continue to grow, that continue to grow in something that we see as very investment worthy. So when you put all these things together, everything’s really working, everything’s really working well. The businesses are all performing well and as we get this merger behind us we’re going to be able to go out, as I said earlier, a clean market-friendly type company. The people understand, the people want to get their arms around and invest in.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

So at this point in time we’ll start taking some questions.

Operator:	If you would like to ask an audio question, please press star then the number 1 on your telephone keypad. We’ll pause for just a moment to compile the Q&A roster.

Once again, to ask a question please press star 1 on your telephone keypad.

Your first question comes from (David Clark) with (Clark) and Associates.

(David Clark):	Yes. My question is regarding the merger, it sounds very good but I’m just wondering what possibly could happen to derail it? And also in dollar terms what would be the bottom line benefit to the shareholders?

Barry Edelstein:	Well from a derailing perspective I don’t think we see it being derailed at this point in time. You know, I can’t really get into how specifically how the growth’s going but I can tell you that, you know, the shareholders for the, you know, the — I’m trying to be careful here. The shareholders, the results that we’re seeing are very, very positive in light of moving forward with the transaction on the Applied side and the Digital Angel side. So we really don’t see that as a challenge for derailing it.

The, you know, if there was a challenge out there just and we have a lot of shareholders and trying to get, you know, for our proxy listeners during the holidays here trying to get, you know, everyone out there to vote, potentially could cause a problem, but they’re working very hard and very diligently with respect to making that happen.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

And then the second part of your question, I know was around the financial aspect, could you just repeat that?

(David Clark):	Yes, basically the bottom line benefit to the shareholders.

Barry Edelstein:	Well the bottom line benefit is we’re going to have a company that is much more, you know, from a financial perspective, you know, far more streamlined. It’s going to, you know, if you think about the fact that Applied, you know, already owns 55% of us so, we’re moving Digital Angel into the, you know, into Applied but it’s really going to be the core business is a Digital Angel on a going forward basis and the shareholders, whether it be Applied or Digital Angel now having, you know, an organization that is purely focused on the growth drivers of the business, you know, that still have this investment in VeriChip as well as in PDSC but over time we believe that that would be something that will also divest ourselves of.

So it’s a company that’s just much cleaner, that’s much more focused on the businesses that it is (unintelligible) driving and really what we see as the growth engines for the business are, it’s going to create, you know, a company that has, is better able to go out and finance itself to the extent that it wants to. We’re going to have a nice cash position come the end of the year with the combined companies and we should really be off to the races, you know, for next year with, you know, all of our, you know, everything kind of working and driving us forward. Next question.

Operator:	Once again to ask an audio question please press star 1 now.

Your next question comes from (Barney Klowski) with (Next Financial).

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Sir your line is open.

Barry Edelstein:	Hi (Barney).

(Barney Klowski):	Hey. Right now the stock is trading at an all time low, both stocks are. Do you have any idea who could possibly be selling the stock at these levels and do you see any of the insiders stepping up to the plate and maybe buying back some stock to show some confidence in it?

Barry Edelstein:	We, yea good question, and it’s something that’s obviously troubling to us as well. We cannot, we have not been able to identify any specifics around, you know, whose selling the stock at this point in time. We, you know, so to answer your question there, no we don’t know, we’re unaware of anyone specifically out there or any fund or anyone specific out there that’s actually out selling our stock. We do feel though, and quite honestly, you know, I think that you’re going to see more and more from an insider perspective to the extent that we can acquire stock.

There’s a lot, you know, there’s some deals pending right now and some insider information that makes it a little more difficult in this day and age to buy stock at these levels but it is something that I’ll tell you first hand something personally that I am interested in doing and I know others are as well and I think you’ll start to see that happen. Because we do recognize that this, you know, the company is very undervalued, in our opinion, very undervalued at this point in time and that there is just, you know, with the companies coming together and the performance of our underlying assets that this, you know, just the combined businesses are going to, you know, perform, just continue to perform much better on a going forward basis.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Michael Krawitz:	Sorry, I could jump in and answer from the Applied side. Similar answer, one of the things that we’ve heard from shareholders is that some shareholders are selling purely because they want to take tax losses so we have an end of the year phenomenon, I’m not that explains if fully, but I think there’s some doubt that the merger will close, which obviously gives an opportunity to people who believe in the merger and who believe the merger will close to pick up some shares cheap and we’re hoping, obviously that people do that because we’re very bullish on the benefits of the combination.

And the second question we also looked into buying, having insiders buy and our counsel advised us that during the merger proxy, while a proxy’s outstanding we’re not permitted to do that, even if there were no inside information. So we’re kind of, we’re locked up unfortunately from that perspective. But we’re hopeful that both of those things are temporary situations or we’re confident both of those things are temporary situations that’ll resolve themselves very quickly.

Operator:	At this time there are no further audio questions.

Michael Krawitz:	Do you want to take, (Barry) I think we got a couple of questions in on the Internet. Do you want to.

Barry Edelstein:	Let’s see.

Michael Krawitz:	I’ll take the tough on Applied Digital. It says, the question from the person who wrote in said, are you concerned about ADS getting delisted?

Well clearly. We always pay attention to listing standards and we want to make sure that it’s critical to our shareholder value to make sure that we have continued listing on NASDAQ. The answer of the question is though, while

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

we’re unhappy about the stock prices we’re not concerned about the stock getting delisted. The path according to NASDAQ rules is you get 30 trading days, which is you know, a little, obviously a little more than a month, month and a half, before you get a notice and then after you get the notice you have 180 days to comply and then after that 180 days if you’re in compliance with all the other listing standards, which we currently are and we would expect to be, you get another 180 days.

So, if all goes according to plan we’ll be above the dollar by, you know, by the time the merger goes through or sooner but even if that doesn’t happen we have well over a year to address the problem. So the answer is, yes we watch listing standards carefully but no, we’re not concerned about a delisting problem.

Barry Edelstein:	Yea, here’s one of the other questions that we have, a couple other questions we have from the Web site, what do you see is the biggest growth driver for Digital Angel in 2008 and while I, you know, while I’m happy to say we have several great growth drivers, I would probably say that the one that really stands out the most is on the SARBE, the search and rescue beacon side of the business. The U.S. Air Force contract, it’s a $30 million and potentially even bigger, but a $30 million worth that, as I said before we’re vying with one other company for it that’s also invested from a research and development perspective it developed the prototypes, the military would typically, you know, do a joint award on something like that, so even if we were to realize 50% of that it would be a nice $15 million boost on top of already terrific revenue forecast that they have. And again, these are 55% gross margin slide product. So that would probably be hands down the largest one, so happy to have that coming our way.

APPLIED DIGITAL SOLUTIONS
Moderator: Michael Krawitz
11-19-07/8:00 am CT
Confirmation #24741013

Another question that we have here on the Web is if the deal doesn’t close will you still announce a new CEO for Digital Angel and when? And you know, from a, our CEO search process has been going very well. We have identified and are in active discussions with several very qualified, incredibly qualified people that we think can do a terrific job for the business. While I can’t speak for them, I would think that they would still have the same level of interest and jumping into Digital Angel absent the actual merger taking place. But again, I can’t speak to them, the one thing I can say is that, you know, as I’ve indicated, you know, in the earnings call as well as in other venues, I’m committed to staying on here as long as it takes until we identify and bring on the right person to lead the business for the future.

So, if there’s no further questions then I’d just like to thank everybody for joining us today. We’re very excited about moving the businesses forward, getting this merger behind us, creating a much greater shareholder value for all and just a fabulous 2008 and beyond. So thank you all.

Operator:	Thank you. This concludes today’s conference call, you may now disconnect.
END